THE COMMITTEE TO ENHANCE DENNY’S

Dash Acquisitions LLC 9701 Wilshire Boulevard, Suite 1110 Beverly Hills, California 90212	Oak Street Capital Management, LLC 111 S. Wacker Drive, 33rd Floor Chicago, Illinois 60606

May 10, 2010

BY EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Mellissa Duru

Re:	Denny’s Corporation
Schedule 13D/A filed April 27, 2010
File No. 5-40568

Additional Soliciting Material filed on Schedule 14A
Filed April 27, 2010 and April 30, 2010
File No. 0-18051

Dear Ms. Duru:

The Committee to Enhance Denny’s (the “Committee”) acknowledges receipt of the letter of comment dated April 30, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter and provide the following supplemental response.  Capitalized terms used herein and not separately defined have the meanings given to them in the definitive proxy statement filed by the Committee.  The responses are numbered to correspond to your comments.

Schedule 13D/A

1.
The Staff has asked the Committee to supplementally confirm that Patrick Walsh does not share voting and/or dispositive power over any of the other securities reported in the Schedule 13D.  The Committee confirms that Mr. Walsh does not share voting and/or dispositive power over any of the securities owned by Oak Street Master and Oak Street Management or any other securities reported in the Schedule 13D other than the securities Mr. Walsh owns personally.

2.
The Staff has asked the Committee to supplementally advise on communications between Murano Partners, Murano Capital, Murano Holdings, Murano Group, Messrs. Thomson and Lai (collectively, the “Murano Parties”) and the other members of the group leading up to the Murano Parties’ decision to join the Committee as well as any prior relationships amongst any of the participants in connection with the current solicitation or otherwise.

On March 11, 2010, Jonathan Dash received a letter from Jay Thomson of Murano Group introducing himself to Mr. Dash, stating that the Murano Parties were shareholders of Denny’s and requesting a meeting with Mr. Dash to discuss their respective investments in Denny’s.  Prior to this time, neither Mr. Dash nor any member of the Committee had any relationship with the Murano Parties.

On March 16, 2010, Mr. Dash had an in-person meeting in Beverly Hills, CA with Jay Thomson and Tony Lai of Murano Group.  Messrs. Thomson and Lai were in Beverly Hills that day for unrelated business.  The purpose of this meeting was to discuss their respective investments in Denny’s and other investment ideas.  Mr. Dash also discussed with Messrs. Thomson and Lai the Committee’s views as they related to the election contest.

On April 8, 2010, the date of the Steak n Shake annual meeting of shareholders, Mr. Dash briefly met in-person with Messrs. Thomson and Lai prior to the annual meeting.  They discussed their respective investments in Denny’s and other investment ideas.  Mr. Dash also discussed with Messrs. Thomson and Lai the Committee’s views as they related to the election contest.  During the annual meeting, David Makula and Patrick Walsh of Oak Street were introduced to Messrs. Thomson and Lai for the first time.  Prior to this time, neither Mr. Makula nor Mr. Walsh had any contact with Messrs. Thomson and Lai.

On April 19, 2010, Mr. Dash had a telephone conversation with Mr. Lai to discuss the possibility of the Murano Parties joining the Committee.  Mr. Lai advised Mr. Dash that he would think about this and discuss with Mr. Thomson.

Between April 20, 2010 and April 26, 2010, Mr. Dash and Messrs. Thomson and Lai had telephone conversations to discuss the possibility of the Murano Parties joining the Committee and the Section 13(d) group.  Mr. Dash advised Messrs. Thomson and Lai that the Murano Parties’ potential admission to the Committee and the Section 13(d) group was subject to the Murano Parties agreeing to be joined as parties to the Joint Filing and Solicitation Agreement dated March 1, 2010 which governed the activities, rights and obligations of the Committee members.  During this time period, Messrs. Thomson and Lai reviewed and discussed with their counsel the terms of the Joint Filing and Solicitation Agreement.

On April 27, 2010, the Murano Parties executed a Joinder Agreement pursuant to which they were joined as parties to the Joint Filing and Solicitation Agreement.

Additional Soliciting Materials Filed April 27, 2010 and April 30, 2010

3.	The Staff has advised that support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the Staff on a supplemental basis.

(i)  The Staff has asked for support for the statement that Jonathan Dash brings a “strong track record of shareholder value creation in the restaurant industry.”

Mr. Dash has a strong track record of creating shareholder value at Western Sizzlin Corporation, a restaurant chain with 102 restaurants that is now a wholly-owned subsidiary of Biglari Holdings Inc.  As a director of Western Sizzlin from March 30, 2006 to March 30, 2010, Mr. Dash was involved in the management and the day-to-day operations of the company.  He spent time working with the staff of the marketing department where he helped develop new products such as mini burgers and new steak flavors and where he helped develop marketing campaigns and promotions such as “5 meals under $5.”  He also spent time working with the staff of the supply chain department where he helped renegotiate food and supply vendor contracts in order to lower food and distribution costs.  Mr. Dash analyzed the budgets of these departments and made recommendations on cutting unnecessary general and administrative expenses.  Mr. Dash believes these contributions were a significant factor in improving operations and in the appreciation of the share price of the company during his tenure.  The Committee affirms that, consistent with Response No. 6, to the extent the Committee decides to illustrate the performance of Western Sizzlin shares during Mr. Dash’s tenure with the company in future filings, it will add additional disclosure stating that the price increase may have been caused by factors other than Mr. Dash’s role with and investment in the company and that such increase is not reflective of the future share price of Denny’s.

Mr. Dash has a strong track record of creating shareholder value at The Steak n Shake Company, a restaurant chain with 485 restaurants that is now known as Biglari Holdings Inc.  Working under the Chairman and CEO, Mr. Dash served as a consultant to Steak n Shake from September 25, 2008 to March 5, 2010 pursuant to a consulting agreement.  During this time, Mr. Dash worked on a full-time basis overseeing the marketing, supply chain and research and development departments.  These activities helped to revitalize the Steak n Shake brand (as discussed in further detail in Response No. 3(ii)) and reverse a long history of negative sales comparisons and traffic declines that culminated in double digit positive same store sales comparisons and double digit guest traffic increases in the two fiscal quarters ended December 23, 2009 (See Exhibit A).  Mr. Dash believes these contributions were a significant factor in the appreciation of the share price of Steak n Shake during his tenure.  The Committee affirms that, consistent with Response No. 6, to the extent the Committee decides to illustrate the performance of Steak n Shake shares during Mr. Dash’s tenure with the company in future filings, it will add additional disclosure stating that the price increase may have been caused by factors other than Mr. Dash’s role with and investment in the company and that such increase is not reflective of the future share price of Denny’s.

The Committee therefore believes that based on Mr. Dash’s roles with Western Sizzlin and Steak n Shake and the appreciation in share prices of the respective companies during his tenure, it is reasonable to state that Mr. Dash brings a strong track record of shareholder value creation in the restaurant industry.

(ii) The Staff has asked for support for the statement that Jonathan Dash played a “significant role[] in helping to revitalize the marketing, supply chain and research and development departments of The Steak n Shake Company.”

As discussed in Response No. 3(i), Mr. Dash served as a consultant to Steak n Shake from September 25, 2008 to March 5, 2010.  During this time, Mr. Dash worked on a full-time basis overseeing the marketing, supply chain and research and development departments.  In his role overseeing the marketing department, Mr. Dash played an integral role developing new promotions and marketing campaigns such as “half-price happy hour,” “kids eat free all weekend” and “4 meals under $4.”  These campaigns were instrumental in improving the company’s marketing message.  In his role overseeing the supply chain department, Mr. Dash helped renegotiate various existing food and supply vendor contracts, which helped reduce the company’s costs.  In his role overseeing the research and development department, Mr. Dash played a key role in developing new products, including various specialty burgers and milk shakes.  These efforts culminated in the introduction of an entire new menu which included a line-up of fresh new items while improving the price-to-value relationship for the customer.

The Committee therefore believes it is reasonable to state that Mr. Dash had a significant role in helping to revitalize the marketing, supply chain and research and development departments of Steak n Shake.

4.
The Staff has asked for information regarding Mr. Dash’s job title and the parameters of the role and/or level of responsibility assigned to Mr. Dash at Western Sizzlin and Steak n Shake (Mr. Dash did not have a management/executive role with Friendly Ice Cream).

Western Sizzlin - Mr. Dash was a director of Western Sizzlin and exercised his duties consistent with those of a director of a public company.  In addition, he was involved in the management and day-to-day operations of Western Sizzlin.  The parameters of his role and level of responsibility are discussed in greater detail in Response No. 3.

Steak n Shake - Mr. Dash was a consultant to Steak n Shake pursuant to a consulting agreement and was referred to by executives and employees of the company as “Advisor to the Chairman and CEO.”  The parameters of his role and level of responsibility are discussed in greater detail in Response No. 3.

5.
The Committee confirms that in future filings it will balance the disclosure to acknowledge that the increase in price of Denny’s shares may have been caused by factors other than the announcement of the Committee’s nominee slate and that such increase is not reflective of future share prices if the nominees are elected.

6.
The Committee illustrated shareholder returns on Mr. Dash’s investments in Western Sizzlin, Steak n Shake and Friendly Ice Cream in response to false and misleading statements made by Denny’s that Mr. Dash has taken actions in the past that are detrimental to shareholders of restaurant companies in which he previously invested.  The illustrations were not intended to imply that Mr. Dash’s mere investment in these companies are attributable to the rise in share price and the Committee believes it was reasonable to respond in this manner.  Notwithstanding the foregoing, to the extent the Committee decides to include similar illustrations in future filings, it will add additional disclosure stating that the price increases may have been caused by factors other than Mr. Dash’s investment in these companies and that such increases are not reflective of future share prices.  The Committee confirms its understanding that it cannot make unsupported assertions in its filings.

* * * *

The Staff is invited to contact Ron S. Berenblat, Esq., counsel for the Committee, at (212) 451-2296, facsimile (212) 451-2222, with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

Jonathan Dash, on behalf of
The Committee to Enhance Denny’s

Attachment

Documents

http://www.sec.gov/Archives/edgar/data/93859/0000093859060000...

10-K 1 snsform10k.htm STEAK N SHAKE 2006 FORM 10K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 27, 2006

Commission file number 0-8445

THE STEAK N SHAKE COMPANY

(Exact name of registrant as specified in its charter)

INDIANA
(State or other jurisdiction
of incorporation or organization)

37-0684070
(I.R.S. Employer
Identification No.)

36 S. Pennsylvania Street, Suite 500
Indianapolis, Indiana 46204
(317) 633-4100
(Address and telephone number
of registrant's principal executive offices)
Securities registered pursuant to Sec. 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, stated value $.50 per share	New York Stock Exchange

Securities registered pursuant to Sec. 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

Indicate by check mark if disclosure of delinquent filers pursuant to Rule 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or

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Results of Operations

In the following table is set forth the percentage relationship to total revenues, unless otherwise noted, of items included in the Company's consolidated statements of earnings for the periods indicated:

	2006	2005	2004
Revenues:			
Net sales	99.4%	99.4%	99.2%
Franchise fees	0.6	0.6	0.8
Total Revenues	100.0	100.0	100.0
Costs and Expenses:			
Cost of sales (1)	22.6	23.2	23.6
Restaurant operating costs (1)	50.3	49.0	49.2
General and administrative	8.3	7.9	7.7
Depreciation and amortization	4.5	4.4	4.5
Marketing	4.3	4.4	4.2
Interest	1.8	2.1	2.4
Rent	1.9	1.7	1.6
Pre-opening costs	0.6	0.5	0.4
Provision for restaurant closings	-	0.2	(0.1)
Other income, net	(0.4)	(0.3)	(0.4)
Earnings Before Income Taxes	6.6	7.3	7.7
Income Taxes	2.2	2.3	2.7
Net Earnings	4.4%	5.0%	5.0%

(1) Cost of sales and restaurant operating costs are expressed as a percentage of net sales.

(Amounts in $000s)

Fiscal 2006 compared with Fiscal 2005

Net Earnings

Net earnings decreased in the current year by 7.3% or $2,221 to $28,001, or $1.00 per diluted share compared with $30,222 or $1.08 per diluted share, for fiscal 2005. The decrease was primarily driven by the impact of the adoption of SFAS 123(R), which had an impact of $0.07 per diluted share coupled with the decrease in same stores sales as noted below.

Net Sales

For the year, net sales increased 5.3% from $603,068 to $634,941. The net sales gains were due to new Company-owned stores and the acquisition of franchise units partially offset by a 2.1% same store sales decline. That decline in same store sales was due to a declining guest count of 6.2% partially offset by a 4.1% increase in average guest expenditure. In 2006, we opened 26 new Company-owned stores and acquired eight restaurants in the fourth quarter from CRI, a franchisee. Fiscal 2006 net sales also benefited from a full year of sales relating to the acquisition of 17 franchised restaurants from KRI during December 2004. KRI sales during 2006 and 2005 were $37,765 and $29,750, respectively. CRI sales during the fourth quarter and full year of 2006 were $3,990.

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10-K 1 form10k2007.htm 2007 10K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 26, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 0-8445

THE STEAK N SHAKE COMPANY

(Exact name of registrant as specified in its charter)

INDIANA (State or other jurisdiction of incorporation or organization)	37-0684070 (I.R.S. Employer Identification No.)
36 S. Pennsylvania Street, Suite 500 Indianapolis, Indiana (Address of principal executive offices)	46204 (Zip code)

(317) 633-4100
(Registrant's telephone number, including area code)

Securities registered pursuant to Sec. 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, stated value $.50 per share	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:
Title of class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer __ Accelerated filer X Non-accelerated filer __

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes __ No X

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of the last day of the second fiscal quarter ended April 11, 2007 was approximately $450,885,788 based on the closing stock price of $16.70 per share on that day.

The number of shares of Common Stock outstanding at December 6, 2007 was 28,388,014.

DOCUMENTS INCORPORATED BY REFERENCE

None

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Our Strategy for 2008

Our primary focus in fiscal 2008 is reversing our negative prior years' same store sales trends. In furtherance of that goal we are focused on three core activities: simplifying business initiatives, intensifying the focus on store level execution and critically reviewing our cost structure. We will also be implementing a modest incremental price increase of 2% over the year to cover some of the commodity and minimum wage cost increases we will face in fiscal 2008. In addition, during the first quarter of fiscal 2008, we will decrease the volume of coupon distribution in most markets as compared to the first quarter of fiscal 2007.

Simplification

Relative to simplification, we have rigorously evaluated all recent initiatives and eliminated anything that would not contribute to improved store level execution in a cost efficient manner. Our commitment to simplification and focus on core products is exemplified by our 2008 marketing programming, which is balanced between product and brand focus, with primary emphasis on core STEAKBURGER™ and milk shake messaging. This message will focus on core product promotions that utilize existing ingredients and proven limited time offers, such as the black peppercorn bacon premium topping STEAKBURGER™ sandwiches currently being marketed.

The development efforts that we will undertake during the year will focus on a few initiatives that we believe represent the best potential to drive future sales, including upgraded coffee and breakfast, improved milk shake fountain deployment and menu simplification and reengineering.

Execution

We intend to improve store level execution and field accountability in the coming year. Among the initiatives in this area is the implementation of an integrated store level execution plan which includes several core elements. The first, and perhaps the most important, is the "Leading from the Front" initiative, under which store General Managers work almost exclusively within the sight of their guests. This allows them to focus on the guest service experience and eliminate any dissatisfaction in the dining room. Attention to and follow-up on the enhanced customer service program, "Seven Steps of Service," which provides a renewed focus on cleanliness, training and coaching, are central to making this initiative successful.

Another initiative tied to successful execution is the roll-out of the "Guest Recovery" 800 number capability for resolution of customer issues. This system enables guests to alert us to complaints in real time via toll-free hotline and enables our senior leaders to promptly address complaints and ensure that guests return. An added benefit of this system is that it provides significant insight into operational issues in particular restaurants or areas while creating a database of learning and coaching material to enable focus on continuous improvement.

Finally, we are simplifying the performance scorecards for store level managers and will compensate them based on their ability to execute our strategy. Their bonus will be based primarily on store level improvements. We will support them in this regard by implementing a few initiatives which will not distract them from their primary focus. These include implementing a new point-of-sale ("POS") system, simplifying the milk shake fountain process, streamlining the drive-thru and dine-in menus and enhancing the hiring and career development process to increase the bench strength for both field leaders and associates.

Cost Structure

We expect a difficult cost environment in fiscal 2008 with rapidly rising commodity costs, especially dairy, and the incremental annual impact of minimum wage increases. We are attempting to manage this cost environment with limited price increases, labor management efficiencies and supply chain cost savings initiatives. In addition, during fiscal 2007 we undertook a critical review of all general and administrative expenses to ensure that all expenses support our strategic direction. Any spending not directly related to execution of our core strategies was reduced or eliminated. As a result, we reduced general and administrative spending by a net $8.1 million for fiscal 2008. This includes reductions in staffing, salaries and outside consulting services as well as tightening of overall general and administrative spending. We believe that further cost reduction opportunities exist. We are also performing a critical analysis of our new unit construction costs, which have become increasingly expensive in the last few years. This focus is primarily on reducing the overall development and operating costs of our building prototype, as well as developing a new building refresh prototype. We will continue building new stores in 2008 in existing markets and will pilot the new refresh prototype. This new prototype is an appealing evolution of the current style that is less expensive to build, increases the use of available space and can potentially be located on smaller parcels of land. In addition, retrofits to this design will cost approximately $225,000 to $300,000 each, with significant returns expected on this investment. The new prototype will be used in 2008 refreshes and 2009 new unit construction.

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ITEM 1A. RISK FACTORS

An investment in our common stock involves a degree of risk. These risks should be considered carefully with the uncertainties described below, and all other information included in this Annual Report on Form 10-K, as well as other filings that we make from time to time with the SEC, before deciding whether to purchase our common stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also become important factors that may harm our business, financial condition, results of operations or cash flows. The occurrence of any of the following risks could harm our business, financial condition, results of operations or cash flows. The trading price of our common stock could decline due to any of these risks and uncertainties, and you may lose part or all of your investment.

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements include estimates of future revenues, cash flows, capital expenditures or other financial items, and assumptions underlying any of the foregoing. Forward-looking statements reflect management's current expectations regarding future events and use words such as "anticipate," "believe," "expect," "may," and other similar terminology. A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. Investors should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. These forward-looking statements are all based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, many beyond our control, including, but not limited to, the risks and uncertainties discussed below. Accordingly, such forward-looking statements do not purport to be predictions of future events or circumstances and may not be realized. We undertake no obligation to publicly update or revise them, except as may be required by law.

Our new stores may not perform up to expectations.

We are currently planning to open fewer new restaurants in fiscal 2008 than in recent years. Our ability to open and profitably operate restaurants is subject to risks such as identifying and securing suitable and economically viable locations, negotiating acceptable lease or purchase terms for new locations, obtaining required governmental permits (including zoning approvals) on a timely basis, complying with other regulatory requirements, securing necessary contractors, subcontractors and labor, meeting construction schedules and budgets, increasing labor and building materials costs and adverse weather conditions or other acts of God that could result in construction delays. If we are unable to successfully manage these risks, we could face increased costs and lower than anticipated revenues and earnings in future periods.

We face continually increasing competition in the restaurant industry for locations, guests, staff, supplies and new products, which may prevent us from reversing negative same store sales trends.

Our business is subject to intense competition with respect to prices, services, locations, qualified management personnel and quality of food. We compete with other food service operations, with locally-owned restaurants and with other national and regional restaurant chains that offer the same or similar types of services and products. Some of our competitors may be better established in the markets where our restaurants are or may be located. Changes in consumer tastes, national, regional, or local economic conditions, demographic trends, traffic patterns and the types and numbers and locations of competing restaurants often affect the restaurant business. There is active competition for management personnel and for attractive commercial real estate sites suitable for restaurants. In addition, factors such as inflation, increased food, labor, equipment, fixture and benefit costs, as well as difficulty in attracting qualified management and hourly employees may adversely affect the restaurant industry in general and our restaurants in particular. We expect our first quarter fiscal 2008 same store sales to be down more than the low end of our annual range of down 1% to 5%. If our strategy does not improve same store sales, our operating results and business would be adversely affected.

The inability of our franchisees to operate profitable restaurants may negatively impact our continued financial success.

We operate a franchise program and collect royalties, marketing and service fees from the franchisees. The ability of franchisees to generate profits impacts our overall profitability and brand recognition.

Growth within the existing franchise base is dependent upon many of the same factors that apply to our Company-owned restaurants, and sometimes the challenges of opening profitable restaurants prove to be more difficult for our franchisees. For example, franchisees may not have access to the financial or management resources that they need to open or continue operating the restaurants contemplated by their franchise agreements with us. In addition, our continued growth is also partially dependent upon our ability to find and retain qualified franchisees in new markets, which may include markets in which the Steak n Shake brand is less well known. Furthermore, the loss of any of our franchisees due to financial concerns and/or operational inefficiencies could impact our profitability and brand.

Our franchisees are required to operate their restaurants according to our guidelines. We provide training opportunities to our franchise operators to fully integrate them into our operating strategy. However, since we do not have control over these restaurants, we cannot give assurance that there will not be differences in product quality or that there will be adherence to all of our guidelines at these franchised restaurants. In order to mitigate these risks, we do require that our franchisees focus on the quality of their operations, and we expect full compliance with our standards.

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ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Steak n Shake Company
(Years ended September 26, 2007, September 27, 2006 and September 28, 2005)
(Amounts in $000s, except per share data)

In the following discussion, the term "same store sales" refers to the sales of only those units open eighteen months as of the beginning of the current fiscal period being discussed and which remained open through the end of the fiscal period.

We have a 52/53 week fiscal year ending on the last Wednesday in September. Fiscal years 2007, 2006 and 2005, which ended on September 26, 2007, September 27, 2006 and September 28, 2005, respectively, each contained 52 weeks.

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements and related notes found elsewhere in this Annual Report.

Overview

Business Profile

In fiscal 2007, we opened 16 new Company-owned restaurants, closed eight underperforming restaurants and sold two restaurants to franchisees, which brings the total Company-owned restaurants to 435. Additionally, six new franchised units were opened during fiscal 2007, bringing the total number of franchised restaurants to 56.

Company Performance

We reported higher revenues and lower net earnings and diluted earnings per share in the year ended September 26, 2007 as compared to the prior year. Total revenues increased by 2.4% to $654,142, compared to $638,822 for the same period last year. Net earnings decreased 57.8% to $11,808 from $28,001 in the prior year, while diluted earnings per share decreased to $0.42 from $1.00. Included in 2007 earnings per share is a charge of $5,369 ($3,329 or $0.12 per diluted share, net of tax) primarily related to the impairment of 14 Company-owned restaurants. During the fourth quarter of fiscal 2007, we closed eight of these impaired restaurants. We do not anticipate any material Company-owned store closures during 2008. Also included in 2007 earnings per share was a charge of $1,900 ($1,178 or $0.04 per diluted share, net of tax) related to restructuring and severance expenses.

The keys to revenue growth in fiscal 2007 were the addition of 16 new Company-owned stores and a full year of revenues earned from eight stores acquired from CRI at the beginning of the fourth quarter of fiscal 2006. These increased revenues were offset by a decline in same store sales of 3.8% for the full year. The decrease in same store sales was the result of a decrease in guest counts of 5.6% offset by an increase in average guest expenditure of 1.8%, aided by a 2.0% weighted average menu price increase in the current year.

We believe the decline in guest counts is due to a number of factors, including the impact of rising fuel prices, rising interest rates, high home foreclosure rates in some of our core markets, poor store level execution, the underperformance of stores opened in recent years and falling consumer confidence that diverted these guests to more traditional QSR. We are committed to improving both our execution and the concept to enable us to gain same store sales, even in difficult environments. We understand that the outlook for several external environmental factors that affect casual dining trends (such as gas prices, foreclosures and interest rates) remains uncertain.

Fiscal 2008

We anticipate full-year diluted earnings per share in the range of $0.32 to $0.42. The earnings per share estimate is based on a same store sales decline of 1.0% to 5.0%, given the continued difficult operating environment and the resulting impact on same store sales performance. This estimate includes a 2% incremental price increase taken in November 2008. We expect first quarter fiscal 2008 same store sales to be down potentially more than the low end of the annual range, reflecting the current challenging business environment and the impact of a decrease in the volume of coupon distribution in most markets as compared to the first quarter of fiscal 2007.

We anticipate opening approximately nine new Company-owned stores in established markets during fiscal 2008 with the expectation that at least two-thirds of the openings will be completed in the first half of the fiscal year. This represents fewer openings than in recent years, which will permit us to focus on improving execution and same store sales. Fiscal 2008 capital spending is anticipated to be in a range of $37,000 to $45,000. Relative to franchising, we expect franchisees to open approximately six units during fiscal 2008.

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10-K 1 form10k2008.htm FORM 10-K 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 24, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 0-8445

THE STEAK N SHAKE COMPANY

(Exact name of registrant as specified in its charter)

INDIANA (State or other jurisdiction of incorporation or organization)	37-0684070 (I.R.S. Employer Identification No.)
36 S. Pennsylvania Street, Suite 500 Indianapolis, IN (Address of principal executive offices)	46204 (Zip code)

(317) 633-4100
(Registrant's telephone number, including area code)

Securities registered pursuant to Sec. 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, stated value $.50 per share	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:
Title of class
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

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Mr. Biglari was elected Executive Chairman of the Board in June 2008 and appointed Chief Executive Officer in August 2008 following his election to the Board of Directors at the 2008 Annual Meeting of Shareholders. In addition, Mr. Biglari serves as the Chairman and Chief Executive Officer of Biglari Capital, the general partner of the Lion Fund L.P., a private investment fund, since its inception in 2000. He has also serves as the Chairman of the Board of Western Sizzlin Corp., since 2006 and as its Chief Executive Officer since 2007.

Mr. Geiger was named Interim Chief Financial Officer in July 2008. He has also served as Vice President, Controller since 2004. Prior thereto, Mr. Geiger was Vice President, Information Systems, Financial Planning and Treasurer, and he served in other various capacities within the Company since 1993.

Mr. Janjua joined us as Executive Vice President, Operations in 2007. Prior to joining Steak n Shake, he served in various executive positions with Yum Brands, Inc. in its Pizza Hut operations since joining Yum in 1989.

Mr. Milne was promoted to General Counsel in 2003, to Secretary in 2004 and to Vice President in 2007 after joining us in 2000. Prior to joining Steak n Shake, Mr. Milne was in the private practice of law with two large Indianapolis law firms.

Mr. Roberts joined us as Senior Vice President, Operations Excellence in September 2008. Prior to joining Steak n Shake, Mr. Roberts served as a Senior Business Advisor at Results Oriented Individuals from 2006 to 2008, as President of DJR Health & Fitness Solutions, Inc. from 2004 to 2006, and as Executive Vice President, Chief Operating Officer of Dollar Financial Group, Inc. from 2001 to 2004. Mr. Roberts also has over 20 years of experience in the restaurant industry, serving in executive roles at Unos Restaurant Corporation and Friendly Ice Cream Corporation.

Mr. Williams joined us as Senior Vice President, Chief Marketing Officer in October 2008. Prior to joining Steak n Shake, Mr. Williams served as Senior Vice President, Marketing for Direct General Corporation, Inc., from 2007 to 2008, and as Vice President of Marketing for The Krystal Company from 2000 to 2007.

Our executive officers are appointed annually by the Board of Directors.

ITEM 1A. RISK FACTORS.

An investment in our common stock involves a degree of risk. These risks should be considered carefully with the uncertainties described below, and all other information included in this Annual Report on Form 10-K, as well as other filings that we make from time to time with the SEC, before deciding whether to purchase our common stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also become important factors that may harm our business, financial condition,results or operations,or cash flows. The occurrence of any of the following risks could harm our business, financial condition, results of operations, or cash flows. The trading price of our common stock could decline due to any of these risks and uncertainties, and you may lose part or all of your investment.

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements include estimates of future revenues, cash flows, capital expenditures, or other financial items, and assumptions underlying any of the foregoing. Forward-looking statements reflect management's current expectations regarding future events and use words such as "anticipate," "believe," "expect," "may," and other similar terminology. A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. Investors should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. These forward-looking statements are all based on currently available operating, financial,and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, many beyond our control, including, but not limited to, the risks and uncertainties discussed below. Accordingly, such forward-looking statements do not purport to be predictions of future events or circumstances and may not be realized. We undertake no obligation to publicly update or revise them, except as may be required by law.

Our operating results may continue to decline if our plans to increase store traffic on a profitable basis are not successful.

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We have experienced ongoing declines in our guest count and same store sales for several years, a decrease which negatively impacts our operating results and cash flows. The Company is addressing declines in store traffic under the direction of new leadership. If our plans are not successful, we may face continuing deterioration in our operating results.

9

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ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The Steak n Shake Company
(Years ended September 24, 2008, September 26, 2007, and September 27, 2006)
(Amounts in $000s, except per share data)

In the following discussion, the term "same store sales" refers to the sales of only those units open 18 months as of the beginning of the current fiscal period being discussed and which remained open through the end of the fiscal period.

We have a 52/53 week fiscal year ending on the last Wednesday in September. Fiscal years 2008, 2007, and 2006, which ended on September 24, 2008, September 26, 2007, and September 27, 2006, respectively, each contained 52 weeks.

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements and related notes found elsewhere in this Annual Report.

Fiscal Year 2008

In fiscal year 2008, total revenues decreased 6.7% to $610,061 as compared to $654,142 in fiscal year 2007. The decrease in revenues resulted from a same-store sales decline of 7.1% during fiscal year 2008. The net loss for fiscal year 2008 was $22,979, or $0.81 per diluted share, compared to net earnings of $11,808, or $0.42 per diluted share in the prior fiscal year. The fiscal year 2008 results included $14,858 ($9,212, or $0.33 per diluted share, net of tax) of non-cash impairment charges and store closing costs, including charges related to a group of stores that we closed in the fourth quarter of fiscal year 2008 and restaurants that were impaired because the carrying values of their underlying assets exceeded their expected future undiscounted cash flows. Also included is a store closure charge of $514 arising from early termination of a lease on a property. In comparison, fiscal year 2007 included an impairment charge of $5,369 ($3,329, or $0.12 per diluted share, net of tax), which was offset by a $193 gain on the sale of two restaurants closed during a prior year.

During fiscal year 2008, we opened nine new Company-owned restaurants, closed 13 underperforming restaurants, and refranchised eight restaurants to franchisees, which brought the total Company-owned units to 423 as of September 24, 2008. Also during fiscal year 2008, our franchisees opened five new restaurants and closed two restaurants, bringing the total number of franchised units to 68 on September 24, 2008. Subsequent to year-end, we closed one Company-owned restaurant and refranchised seven Company-owned restaurants to franchisees.

In fiscal year 2008, we analyzed the impact of modifying the operating hours of certain restaurants that were not profitable during the overnight hours. Our analysis led us to reduce the number of restaurants that operate on a 24-hour, seven-day-a-week platform. Currently, approximately 75% of our restaurants continue to operate 24 hours a day, seven days a week. The remaining 25% of restaurants have varying hours that best suit the demographics and customer demands in the areas in which they operate.

New management, during the fourth quarter of fiscal year 2008, enacted a change in strategic direction under which we began to operate in a manner designed to generate cash. As a result of this shift, we decided to forego certain planned initiatives, including software projects and construction of a new restaurant. In addition to the foregoing, several personnel changes resulted in severance expense. The non-cash write-offs, severance expense, and other expenditures resulting from these strategic changes during fiscal year 2008 was $4,074, net of tax. Refer to Part I, Item 1 of this Form 10-K for information regarding new management's strategy and turnaround plan.

19

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form10q2q09.htm http://www.sec.gov/Archives/edgar/data/93859/000009385909000...

10-Q 1 form10q2q09.htm FORM 10-Q Q2 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended April 8, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 0-8445

THE STEAK N SHAKE COMPANY

(Exact name of registrant as specified in its charter)

INDIANA (State or other jurisdiction of incorporation or organization)	37-0684070 (I.R.S. Employer Identification No.)
36 S. Pennsylvania Street, Suite 500 Indianapolis, Indiana (Address of principal executive offices)	46204 (Zip code)

(317) 633-4100
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ___ No___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___	Accelerated filer _X_
Non-accelerated filer ___ (Do not check if a smaller reporting company)	Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

As of May 13, 2009, 28,774,077 shares of the registrant's Common Stock, $.50 par value, were outstanding.

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Amounts in $000s, except share and per share data)

Overview

In the following discussion, the term "same-store sales" refers to the sales of only those Company-owned units open 18 months as of the beginning of the current fiscal quarter and which remained open through the end of the fiscal quarter.

Fiscal Second Quarter 2009 Results

Net earnings for the second quarter of fiscal year 2009 were $2,253, or $0.08 per diluted share, contrasted to a net loss of ($2,810), or ($0.10) per diluted share in the second quarter of fiscal year 2008. Quarterly same-store sales increased 2.4% due to an increase in guest traffic of 7.8%, offset by a 5.4% contraction in the average guest check. Net sales decreased 0.7% from $189,272 to $187,975 in the current quarter because we operated 21 fewer Company-owned restaurants following the closure and refranchising of certain units after the same period in the previous year.

Fiscal Year 2009 Results (Year-to-date)

Year-to-date net loss through the second quarter of fiscal year 2009 was ($1,187), or ($0.04) per diluted share, contrasted to a net loss of ($3,997), or ($0.14) per diluted share for the same period a year ago. Year-to-date same-store sales increased 0.9%. Net sales decreased 1.9% from $324,768 to $318,694 in the current year because we operated 21 fewer Company-owned restaurants following the closure and refranchising of certain units after the same period in the previous year.

During the first two quarters of fiscal year 2009, we closed one Company-owned restaurant and refranchised seven Company-owned restaurants to franchisees, bringing the total number of Company-owned restaurants to 415. A franchisee also closed one restaurant, bringing the total number of franchised units to 74.

New management, during the fourth quarter of fiscal year 2008, enacted a change in strategic direction under which we began to operate in a manner designed to generate cash. Our long-term objective is to maximize intrinsic business value per share of the Company. (Intrinsic value is computed by taking all future cash flows into and out of the business and then discounting the resultant number at an appropriate interest rate.) Thus, our financial goal is to maximize free cash flow and return on invested capital. We regard capital allocation as immensely important to creating shareholder value.

16

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form10q3q09.htm http://www.sec.gov/Archives/edgar/data/93859/0000093859090000...

10-Q 1 form10q3q09.htm FORM 10-Q Q3 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended July 1, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number 0-8445

THE STEAK N SHAKE COMPANY

(Exact name of registrant as specified in its charter)

INDIANA (State or other jurisdiction of incorporation or organization)	37-0684070 (I.R.S. Employer Identification No.)
36 S. Pennsylvania Street, Suite 500 Indianapolis, Indiana (Address of principal executive offices)	46204 (Zip code)

(317) 633-4100
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes __ No___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Amounts in $000s, except share and per share data)

Overview

In the following discussion, the term "same-store sales" refers to the sales of only those Company-owned units open 18 months as of the beginning of the current fiscal quarter and which remained open through the end of the fiscal quarter.

Fiscal Third Quarter 2009 Results

Net earnings for the third quarter of fiscal year 2009 were $3,803, or $0.13 per diluted share, contrasted to a net loss of ($9,797), or ($0.35) per diluted share in the third quarter of fiscal year 2008. Last year's third quarter loss included $8,735, or $0.31 per diluted share, net of tax impairment charges related to underperforming restaurants. Quarterly same-store sales increased 5.0% due to an increase in guest traffic of 13.4%, offset by an 8.4% contraction in the average guest check. Net sales increased 1.6% from $143,303 to $145,648 in the current quarter.

Fiscal Year 2009 Results (Year-to-date)

Year-to-date net earnings through the third quarter of fiscal year 2009 were $2,616, or $0.09 per diluted share, contrasted to a net loss of ($13,794), or ($0.49) per diluted share for the same period a year ago. Last year's third quarter loss included $8,735, or $0.31 per diluted share, net of tax impairment charges related to underperforming restaurants. Year-to-date same-store sales increased 2.2%. Net sales decreased 0.8% from $468,071 to $464,342 in the current year because we operated 21 fewer Company-owned restaurants following the closure and refranchising of certain units during the second quarter of the previous year.

During the first three quarters of fiscal year 2009, we closed one Company-owned restaurant and refranchised seven Company-owned restaurants to franchisees, bringing the total number of Company-owned restaurants to 415. Franchisees also closed two restaurants, bringing the total number of franchised units to 73.

Management Direction

New management, during the fourth quarter of fiscal year 2008, enacted a change in strategic direction under which we began to operate in a manner designed to generate cash. Our long-term objective is to maximize intrinsic business value per share of the Company. (Intrinsic value is computed by taking all future cash flows into and out of the business and then discounting the resultant number at an appropriate interest rate.) Thus, our financial goal is to maximize free cash flow and return on invested capital. We regard capital allocation as immensely important to creating shareholder value. Steak n Shake is transforming into a holding company. Its basic premise is to reinvest cash generated from its operating subsidiaries into any investments with the objective of achieving high risk-adjusted returns. Pursuant to a resolution of the Company's Board of Directors on June 17, 2009, all investment and other capital allocation decisions are made for the Company by Sardar Biglari, Chairman and Chief Executive Officer.

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Unassociated Document http://www.sec.gov/Archives/edgar/data/93859/0001144204090654...

EX-99.1 2 v168952_ex99-1.htm PRESS RELEASE DATED DECEMBER 14, 2009

The Steak n Shake Company Reports Full Year and Fiscal Fourth Quarter 2009 Results

INDIANAPOLIS, Dec. 14 /PRNewswire-FirstCall/ -- The Steak n Shake Company (NYSE: SNS) announces the following:

Fiscal 2009 Results

Net earnings for fiscal year 2009 were $6.0 million, or $0.21 per diluted share, contrasted to a net loss of ($23.0 million), or ($0.81) per diluted share for the same period a year ago. The Company's fiscal year 2009 included 53 weeks where as fiscal year 2008 included 52 weeks. Fiscal year 2009 results included $2.6 million of charges ($1.6 million, or $0.06 per diluted share, net of tax) primarily related to the write down of real estate values. In comparison, fiscal year 2008 results included $14.9 million ($9.2 million, or $0.33 per diluted share, net of tax) of non cash impairment charges, store closure costs, and an early lease termination fee. For the full year but excluding the impact of the 53rd week, customer traffic and same-store sales increased 10.1% and 4.1%, respectively, over prior year.

Fourth Quarter Fiscal 2009 Results

Net earnings for fiscal 2009 fourth quarter were $3.4 million, or $0.12 per diluted share as contrasted with a net loss of ($9.2 million), or ($0.32) per diluted share in the fourth quarter of the prior year. The Company's fiscal 2009 fourth quarter included 13 weeks while fiscal 2008 fourth quarter included 12 weeks. In the fourth quarter, excluding the impact of the 53rd week, customer traffic and same-store sales increased 20% and 10%, respectively, over prior year.

2009 Annual Report and Chairman's Letter

The Steak n Shake Company's 2009 Annual Report, which includes Form 10-K filed today with the SEC, will be posted on the Internet, where it can be accessed at www.steaknshake.com. The report includes Sardar Biglari's annual letter to shareholders. We urge all shareholders to read the Annual Report in its entirety because there is limited information in this press release.

1-For-20 Reverse Stock Split

The Steak n Shake Company announced a 1-for-20 reverse stock split effective at the close of business on Friday, December 18, 2009. The rationale behind the decision to initiate a reverse stock split is explained in the Chairman's Letter.

About Steak n Shake

The Steak n Shake Company is a diversified holding company. Its most significant operating subsidiary is Steak n Shake Operations Inc., a classic American brand founded in 1934. The chain of 485 restaurants serves premium burgers and milkshakes.

Risks Associated with Forward-Looking Statements

This news release may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements which may concern anticipated future results are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ markedly from those projected or discussed here. Steak n Shake cautions readers not to place undue reliance upon any such forward-looking statements, for actual results may differ materially from expectations. Steak n Shake does not undertake to publicly update or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Further information on the types of factors that could affect Steak n Shake and its business can be found in the company's filings with the SEC.

---

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form10q_1q2010.htm http://www.sec.gov/Archives/edgar/data/93859/0000093859100000...

10-Q 1 form10q_1q2010.htm FORM 10Q Q1 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 23, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 0-8445

THE STEAK N SHAKE COMPANY

(Exact name of registrant as specified in its charter)

INDIANA
(State or other jurisdiction
of incorporation or organization)

37-0684070
(I.R.S. Employer Identification Number)

175 East Houston Street, Suite 1300
San Antonio, Texas
(Address of principal executive offices)

78205
(Zip code)

(317) 633-4100
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No o

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yeso Noo

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer o Accelerated filer x
Non-accelerated filer o (Do not check if a smaller reporting company) Smaller reporting company o

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes o No x

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Table of Contents

Comparison of Twelve Weeks Ended December 23, 2009 to Twelve Weeks Ended December 17, 2008

Net Earnings (Loss)

We recorded net earnings of $5,477, or $3.82 per diluted share, for the current quarter as compared with a net loss of ($3,440) or ($2.43) per diluted share for the first quarter of fiscal year 2009.

Revenues

Net sales increased 12.9% from $130,719 to $147,586 in the current quarter. Same-store sales increased 14.4% compared with the same quarter in the prior year. The increase in same-store sales resulted from an increase in customer traffic of 23%.

Franchise fees decreased 4.1% to $919 in the current fiscal quarter. The decrease is a result of fewer franchised stores offset by a 7.6% increase in franchisee same-store sales.

Costs and Expenses

Cost of sales was $38,479 or 26.1% of net sales, compared with $35,117 or 26.9% of net sales in the first quarter of fiscal year 2009.

Restaurant operating costs were $73,157 or 49.6% of net sales, compared with $71,596 or 54.8% of net sales in the first quarter of fiscal year 2009. Total labor and fringes as a percentage of net sales decreased from 40.2% to 36.8% in the current quarter because of several initiatives that were implemented to increase productivity and labor efficiency.

General and administrative expenses decreased as a percentage of total revenues from 6.6% to 5.9%.

Marketing expense decreased as a percentage of total revenues from 5.7% to 5.2%.

Interest expense decreased $1,048 to $2,554. Interest expense in 2009 included a $506 prepayment penalty related to the $4,471 principal prepayment on our Senior Note Agreement and Private Shelf Facility (the "Senior Note Agreement") that we amended during the first quarter of fiscal year 2009 and subsequently repaid and terminated prior to the end of fiscal year 2009

Rent expense decreased as a percentage of total revenues primarily due to the increase in same-store sales.

Income Taxes

Our effective income tax rate decreased to 32.8% from 42.5% in the same period in the prior year primarily due to the change from a pre-tax loss to pre-tax income and the effect of federal income tax credits when compared to the total pre-tax income or loss.

Liquidity and Capital Resources

We generated $19,686 in cash flows from operations during the first quarter of fiscal year 2010 as compared to $15,592 during the first quarter of fiscal year 2009. The first quarter of 2009 included a net $10,632 related to income tax refunds.

Net cash used in investing activities in the first quarter of 2010 of $7,481 included purchases of investments of $8,174. Net cash provided by investing activities of $3,082 during the first quarter of fiscal year 2009 resulted primarily from proceeds of $5,056 related to the sale of one parcel of land, one restaurant property, and the transfer of two buildings as well as equipment to a franchisee. Steak n Shake closed one company-owned restaurant and refranchised seven company-owned restaurants to a franchisee during the first quarter of fiscal 2009.

Net cash used in financing activities of $1,409 during the first quarter of 2010 included $711 of cash paid to shareholders in lieu of fractional shares related to the 1-for-20 reverse stock split effective as of December 18, 2009.

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Letter from the Chairman of Steak n Shake, dated December 8, 2009 in the process; our approach, we believe, will produce substantial and sustainable shareholder value. Naturally, any such claims should be corroborated by an impartial measure. And there is no better barometer of value creation over the *very* long haul than stock price. On that basis, note that the stock price was $12.77 at the end of fiscal 1998. However, almost a decade later, on August 5, 2008 when I took over as CEO, the stock price had dropped to $7.20. You should measure our results over the long term to ascertain the validity of our approach. Rest assured, we will fire ourselves if we fail to create value over time.

Customer Traffic and Same-Store Sales

Growing through existing stores is obviously superior to opening new ones. Same-store sales could be kindled through increases in customer traffic, or increases in the average check, or both.

Over the past 75 years Steak n Shake has endured both good and bad times. The last several years were the worst. In the fourth quarter of fiscal 2005, the company began a series of quarterly declines in same-store sales. Here is the table of customer traffic and same-store sales for the last 17 quarters.

	Customer Traffic				Same-Store Sales			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
2005	-	-	-	-6.7%	-	-	-	-3.0%
2006	-5.1%	-5.0%	-7.9%	-6.5%	-1.1%	-0.3%	-3.9%	-3.4%
2007	-3.8%	-6.0%	-5.7%	-6.6%	-1.7%	-4.7%	-4.3%	-3.9%
2008	-13.3%	-8.8%	-8.5%	-10.2%	-9.5%	-6.3%	-5.8%	-7.4%
2009	**-0.9%**	**7.8%**	**13.4%**	**20.0%**	**-1.4%**	**2.4%**	**5.0%**	**10.1%**

As illustrated in the table above, the brutality ended in the 2nd quarter of fiscal 2009. The reversal of declining traffic began in the middle of the first quarter, and the momentum carried throughout the year. The fourth quarter overall traffic and same-store sales bested the prior year by 20% and 10%, respectively. As we had designed, same-store sales constantly lagged behind increments in traffic. We traded check for traffic.

I do believe that trends in traffic and same-store sales are critical metrics, particularly in the midst of a turnaround. This premise constituted the overwhelming reason why I arranged for shareholders to receive the data quickly throughout fiscal 2009 via 8K filings. Given the company's then precarious position, I wanted our shareholders apprised of our progress. Now that our restaurant operations have stabilized, no need exists to issue those figures before our quarterly results.

3

form10q_1q2010.htm http://www.sec.gov/Archives/edgar/data/93859/0000093859100000...

10-Q 1 form10q_1q2010.htm FORM 10Q Q1 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 23, 2009 Q1 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

Commission file number 0-8445

THE STEAK N SHAKE COMPANY

(Exact name of registrant as specified in its charter)

INDIANA (State or other jurisdiction of incorporation or organization)	37-0684070 (I.R.S. Employer Identification Number)
175 East Houston Street, Suite 1300 San Antonio, Texas (Address of principal executive offices)	78205 (Zip code)

(317) 633-4100
(Registrant's telephone number, including area code)

Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No o

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yeso Noo

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer o Accelerated filer x
Non-accelerated filer o (Do not check if a smaller reporting company) Smaller reporting company o

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes o No x

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form10q_1q2010.htm http://www.sec.gov/Archives/edgar/data/93859/0000093859100000...

Table of Contents

Comparison of Twelve Weeks Ended December 23, 2009 to Twelve Weeks Ended December 17, 2008

Net Earnings (Loss)

We recorded net earnings of $5,477, or $3.82 per diluted share, for the current quarter as compared with a net loss of ($3,440) or ($2.43) per diluted share for the first quarter of fiscal year 2009.

Revenues

Net sales increased 12.9% from $130,719 to $147,586 in the current quarter. Same-store sales increased 14.4% compared with the same quarter in the prior year. The increase in same-store sales resulted from an increase in customer traffic of 23%.

Franchise fees decreased 4.1% to $919 in the current fiscal quarter. The decrease is a result of fewer franchised stores offset by a 7.6% increase in franchisee same-store sales.

Costs and Expenses

Cost of sales was $38,479 or 26.1% of net sales, compared with $35,117 or 26.9% of net sales in the first quarter of fiscal year 2009.

Restaurant operating costs were $73,157 or 49.6% of net sales, compared with $71,596 or 54.8% of net sales in the first quarter of fiscal year 2009. Total labor and fringes as a percentage of net sales decreased from 40.2% to 36.8% in the current quarter because of several initiatives that were implemented to increase productivity and labor efficiency.

General and administrative expenses decreased as a percentage of total revenues from 6.6% to 5.9%.

Marketing expense decreased as a percentage of total revenues from 5.7% to 5.2%.

Interest expense decreased $1,048 to $2,554. Interest expense in 2009 included a $506 prepayment penalty related to the $4,471 principal prepayment on our Senior Note Agreement and Private Shelf Facility (the "Senior Note Agreement") that we amended during the first quarter of fiscal year 2009 and subsequently repaid and terminated prior to the end of fiscal year 2009

Rent expense decreased as a percentage of total revenues primarily due to the increase in same-store sales.

Income Taxes

Our effective income tax rate decreased to 32.8% from 42.5% in the same period in the prior year primarily due to the change from a pre-tax loss to pre-tax income and the effect of federal income tax credits when compared to the total pre-tax income or loss.

Liquidity and Capital Resources

We generated $19,686 in cash flows from operations during the first quarter of fiscal year 2010 as compared to $15,592 during the first quarter of fiscal year 2009. The first quarter of 2009 included a net $10,632 related to income tax refunds.

Net cash used in investing activities in the first quarter of 2010 of $7,481 included purchases of investments of $8,174. Net cash provided by investing activities of $3,082 during the first quarter of fiscal year 2009 resulted primarily from proceeds of $5,056 related to the sale of one parcel of land, one restaurant property, and the transfer of two buildings as well as equipment to a franchisee. Steak n Shake closed one company-owned restaurant and refranchised seven company-owned restaurants to a franchisee during the first quarter of fiscal 2009.

Net cash used in financing activities of $1,409 during the first quarter of 2010 included $711 of cash paid to shareholders in lieu of fractional shares related to the 1-for-20 reverse stock split effective as of December 18, 2009.

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